Exhibit 99.1

6 September 2022

BURFORD CAPITAL APPOINTS JORDAN LICHT AS CHIEF FINANCIAL OFFICER

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that Jordan Licht has been appointed as its Chief Financial Officer.

Mr Licht was previously the Chief Operating Officer of both Caliber Home Loans and Newrez LLC, which recently combined under the Rithm banner (NYSE: RITM) to form a top five non-bank residential mortgage origination and servicing business. Prior to the combination he held a series of senior finance and operating roles at Caliber, including Deputy Chief Financial Officer, and ran various initiatives including the dual-track IPO and M&A process that led to the acquisition by Rithm, a financial recapitalization and significant cost reductions. Prior to Caliber, he spent a decade at Morgan Stanley in financial services investment banking. Before his investment banking career, Mr Licht spent six years as a management consultant at Diamond Consulting (now PricewaterhouseCoopers). He has an MBA from Columbia Business School and an undergraduate degree from University of Pennsylvania. Mr Licht is also a non-executive director of United Texas Bank.

As Burford looks to complete its transition to a full US SEC-registered issuer and position itself more prominently with US investors, Mr. Licht brings deep US capital markets and investor experience.

Mr Licht replaces Ken Brause, who becomes a Senior Advisor to Burford and will assist in the CFO transition and continue to contribute his experience and insight to the business. Jim Kilman, Mr Brause’s predecessor as Chief Financial Officer, continues in his role as a Senior Adviser.

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“Jordan brings an impressive combination of deep finance, market and strategic skills to continue elevating Burford’s finance function, and we are excited to have him join the senior management team as Ken’s successor. We are grateful to Ken, with his vast experience, for his many contributions to Burford and our Finance function, including our transition to US GAAP, implementation of Sarbanes-Oxley Act-compliant internal controls and a successful debt issuance. I am happy that we will continue to have the benefit of his advice and counsel going forward along with his assistance ensuring a seamless transition.”

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K furnished to the SEC on August 9, 2022, and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.